Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

As of March 28, 2017, the fleet consisted of 61 double-hull vessels with an average age of 7.5 years, comprising of 56 conventional tankers, two LNG carriers and three suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The current operational fleet consists of three VLCCs, 16 suezmaxes (including three DP2 shuttle tankers), 16 aframaxes, 11 panamaxes, six handymaxes, seven handysizes and two LNG carriers. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2016 versus year ended December 31, 2015

Voyage revenues

Voyage revenues earned in 2016 and 2015 per charter category were as follows:

	2016		2015
	$ million	% of total	$ million	% of total
Time charter-bareboat	5.5	1%	0.8	0%
Time charter-fixed rate	166.8	35%	159.8	27%
Time charter-variable rate (profit share)	76.0	16%	80.9	14%
Pool arrangement	—	0%	6.6	1%
Voyage charter-contract of affreightment	29.8	6%	25.9	4%
Voyage charter-spot market	203.7	42%	313.7	54%

Total voyage revenue	481.8	100%	587.7	100%

Revenue from vessels amounted to $481.8 million during the year ended December 31, 2016 compared to $587.7 million during 2015, an 18.0% decrease. There was an average of 52.6 vessels operating in 2016 compared to an average of 49.2 vessels in 2015, the increase relating to the acquisition and delivery of nine vessels. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November 2016, TEN took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon. The newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company in August 2016 and September 2016, respectively, for charter to Shell. In November 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 96.5% employment compared to 97.9% in the previous year, the lost time being mainly due to the eleven dry-dockings performed during the year, while in 2015 there were nine dry-dockings.

Market conditions for tankers declined in 2016 following a strong 2015, and a falsely promising start to 2016. The decrease in revenue was mostly due to soft rates encountered in the spot market and in part to the unavailability of the LNG carrier Neo Energy, due to repositioning and dry-docking in preparation for its storage charter. Specifically, the soft market was due to increased supply of vessels in the market, disruption of crude oil supplies in the Atlantic basin and a reduction of refinery output.

The average time charter equivalent rate per vessel achieved for the year 2016 was $20,412 per day, down 21.3% from $25,940 per day in 2015. Our aframax tankers, which were trading mostly on spot charters during the year, suffered an average fall of 25% in average time charter equivalent rates from the previous year. Our suezmax tankers, which were trading mostly on spot and on time charters with profit sharing arrangements, earned an average time charter equivalent rate 24% lower than in 2015.

Average daily TCE rates earned for the year ended December 31, 2016, and 2015 were:

	Year ended December 31,
	2016	2015
	$	$
LNG carrier	23,810	78,488
VLCC	28,564	45,828
Suezmax	24,818	32,453
DP2 shuttle	49,137	48,360
Aframax	21,425	28,479
Panamax	15,269	15,030
Handymax	15,029	15,318
Handysize	11,885	17,650

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days. As from the first quarter of 2015, TCE rate commissions are included in voyage expenses in order to be consistent and comparable to other reporting entities within the peer group of tanker companies. Prior year data has been adjusted accordingly.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2016	2015
Voyage revenues	$481,790	$587,715
Less: Voyage expenses	(106,403)	(131,878)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,660	560

Time charter equivalent revenues	$379,047	$456,397

Divided by: net earnings (operating) days	18,570	17,594
Average TCE per vessel per day	$20,412	$25,940

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2016	2015		2016	2015
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	47.3	65.3	(27.5)%	6,098	8,392	(27.3)%
Port and other expenses	40.1	43.8	(8.6)%	5,165	5,635	(8.3)%
Commissions	19.0	22.7	(16.5)%	2,447	2,921	(16.2)%

Total voyage expenses	106.4	131.8	(19.3)%	13,710	16,948	(19.1)%

Days on spot and Contract of Affreightment (COA) employment				7,761	7,781	(0.3)%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. As from the first quarter of 2015, commissions on revenue are included in voyage expenses, in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. They are borne by the Company for all types of charter. Voyage expenses were $106.4 million during 2016 compared to $131.8 million in 2015, a 19.3% decrease. The total operating days on spot charters and contracts of affreightment totaled 7,761 days in 2016, almost the same as in 2015 at 7,781 days.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. In 2016, the decrease in voyage expenses was primarily due to a 27.5% decrease in the bunkering expenses due partly to a decrease in bunker prices of 16.3% and partly to a reduction of 5.8% in the volume of bunker purchases, while the number of days that the vessels were operating in types of employment bearing voyage expenses were stable between 2016 and 2015, as indicated above. Also, during 2016, there was a modest decrease of 8.6% in amount of port expenses that vessels operating on spot and COA employment bearing voyage expenses incurred. On a per relevant vessel basis the average daily voyage expense decreased by 19.1%.

Commissions in 2016 totaled $19.0 million compared to $22.7 million in 2015, a 16.5% decrease. Commissions were 3.9% of revenue from vessels in both 2016 and 2015. The decrease in total commission charges relates mainly to the decrease in revenue.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2016	2015		2016	2015
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	85.5	79.6	7.4%	4,528	4,447	1.8%
Insurances	14.5	15.2	(4.3)%	769	847	(9.2)%
Repairs and maintenance, and spares	20.1	20.7	(3.1)%	1,063	1,157	(8.1)%
Stores	8.5	8.8	(4.1)%	449	492	(8.8)%
Lubricants	6.2	6.8	(8.9)%	328	379	(13.5)%
Other (quality and safety, taxes, registration fees, communications)	11.1	11.1	0.8%	591	618	(4.4)%
Foreign currency gains/(losses)	0.7	(0.1)	(649)%	35	(7)	(621)%

Total operating expenses	146.6	142.1	3.2%	7,763	7,933	(2.1)%

Earnings capacity days excluding vessel on bare-boat charter				18,878	17,914

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. As from January 1, 2015, foreign currency gains or losses, previously shown as a separate line item in the consolidated statement of comprehensive income, are included in the operating expenses line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Total operating costs were $146.6 million in 2016, compared to $142.1 million during 2015, an increase of 3.1%, primarily due to the new vessels acquired during the year, and more specifically due to increases in crew costs offset by reduced expenditure on insurances, repairs and spares, and supplies as a result of cost-effective ship management by the technical managers. There was no significant impact from foreign exchange differences, the US$ and Euro remaining relatively stable in the year.

Average operating expenses per ship per day for the fleet decreased to $7,763 for 2016 from $7,933 in 2015. This was partly due to the decrease in overall operating costs described above and in the additional vessels to which the overall costs are spread.

Another factor, not easily quantifiable, is that newer vessels are built to specifications that result in lower running costs.

Depreciation and Amortization

As from January 1, 2015, depreciation and amortization of deferred dry-docking costs are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Prior year comparable figures have been amended accordingly. Depreciation and amortization charges totaled $113.4 million in 2016 compared to $105.9 million in 2015, a 7.1% increase.

Depreciation amounted to $107.1 million in 2016 compared to $99.6 million during 2015, an increase of $7.5 million, or 7.6%. The increase is due to addition of nine vessels to the fleet in 2016 without any vessel disposals. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November, 2016, the Company took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon. In August and September 2016 the newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company, respectively, for charter to Shell. In November, 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. In 2015, depreciation was reduced by the impact of the sale of the suezmax Triathlon and handysize product carrier Delphi in July 2015.

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2016, amortization of deferred dry-docking costs was $6.3 million marginally less than in 2015. In 2016, eleven vessels undertook dry-docking compared to nine vessels in 2015. However, in 2015, there was an exceptional write-off of $0.9 million deferred charges relating to the product carrier Delphi when accounted for as held for sale at June 30, 2015.

General and administrative expenses

As from January 1, 2015, Management fees, administrative expenses, Stock compensation expense and Management incentive award are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Management fees, including those paid to third-party managers, totaled $17.7 million during 2016, compared to $16.6 million in 2015, a 6.3% increase due to the addition of nine vessels as mentioned above. In 2015, total management fees were reduced by the sale of two vessels in mid-2015.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. There was no increase in management fees payable to the management company in 2016 and 2015. During 2016, all the vessels in the fleet have been managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCC Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy and Maria Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess and VLCC Ulysses are $27,500 per month, of which $13,940 are payable to a third party manager, and $14,219 for the aframax vessel Sapporo Princess. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office General and administrative expenses in 2016 totaled $4.9 million compared to $4.1 million in 2015, a 20.7% increase mainly due to increased investor relations non-deal road shows and events, and increased directors’ fees, offset by reduced professional fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the management incentive award, any special awards, (described below under “—Management Incentive Award”) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,331 in 2016 compared to $1,212 in 2015, a 9.8% increase being mainly due to the 2016 management incentive award of $2.6 million and stock compensation award of $0.5 million described below (total awards in 2015 amounted to $1.1 million).

In May, 2016, the Board of Directors decided to reward the management company with an award of $2.6 million based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In 2015, a specific award relating to the performance of 2014 amounting to $1.1 million was accounted for. There was no incentive award based on 2015 profitability accounted for within 2015. An award of $0.4 million was granted to Tsakos Energy Management in relation to services provided towards public offerings during 2015, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

In addition, in 2016, it was decided by the Board of Directors that a stock compensation award of 87,500 restricted stock units should be awarded to non-executive directors to vest immediately, the cost of which is based on the share price of the stock on the date that the directors were notified. The total cost was $0.5 million, which is included in General and administrative expenses. There was no similar award during 2015.

Gain on sale of vessels

There were no vessel sales during 2016. In July, 2015, the suezmax tanker Triathlon and product carrier Delphi were sold for combined net proceeds of $42.8 million, resulting in a combined net gain of $2.1 million and freeing cash totaling $19.6 million after the prepayment of related loans.

Vessel impairment charge

During 2016, vessel values declined. As a result 54 of our vessels had carrying values in excess of market values. Apart from one VLCC, the remainder of our fleet is for the most part young, with an average age of 7.9 years as of December 31, 2016 and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2016. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at December 31, 2016 and 2015.

Operating income

For 2016, income from vessel operations was $89.8 million compared to $188.1 million, a decrease of 52.2%.

Interest and finance costs, net

	2016	2015
	$ million	$ million
Loan interest expense	37.8	29.2
Interest rate swap cash settlements—hedging	3.6	2.8
Less: Interest capitalized	(4.0)	(3.4)

Interest expense, net	37.4	28.6
Interest rate swap cash settlements—non-hedging	1.1	2.2
Bunkers non-hedging instruments cash settlements	0.1	8.8
Change in fair value of non-hedging bunker instruments	(3.6)	(6.9)
Change in fair value of non-hedging interest rate swaps	(1.0)	(2.2)
Amortization of loan expenses	1.8	1.3
Bank loan charges	0.1	0.1
Gain on the prepayment of a loan, net	—	(3.2)
Other finance costs	—	1.3

Net total	35.9	30.0

Interest and finance costs, net, were $35.9 million for 2016 compared to $30.0 million for 2015, a 19.5% increase. Loan interest, excluding payment of swap interest, increased to $37.8 million from $29.2 million, a 29.4% increase partly due to the increase in outstanding principal amount of loans by over 10.4% as a result of the financing of the newbuildings.

Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable 6 and 3-month LIBOR, decreased to $4.7 million from $5.0 million, as two swaps expired in 2016 and two others became effective during the period.

The average loan financing cost in 2016, including the impact of all interest rate swap cash settlements, was 2.7% compared to 2.5% for 2015. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $4.0 million in 2016, compared to $3.4 million in 2015, the increase being due to the extra vessels under construction in 2016.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2016 of $1.0 million compared to a positive movement of $2.2 million in 2015.

In 2015, other finance costs include a charge of $1.3 million for finance project costs which were expensed as they would have to be repeated if the project to which they relate actually occurs.

During 2015, the Company entered into seventeen bunker call option agreements at different strike levels, covering the fourth quarter of 2015 and 2016 and 2017 years. The premium paid for all the call options was $1.4 million. Five call options were expired as of December 31, 2015. During 2016, the Company entered into two bunker call options and paid a premium of $0.3 million. During 2016, nine call options expired. The fair market value of the remaining five options at December 31, 2016, amounted to $1.3 million.

The changes in fair value of these bunker call options during 2016 and 2015 amounting to $1.2 million (positive) and $0.2 million (positive) respectively and have been included in Change in fair value of non-hedging bunker instruments in the table above. During 2015, the Company had three bunker put options, which expired as of December 31, 2015 and the change in fair value of $2.4 million (negative) has been included in change in fair value of non-hedging bunker instruments in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The changes in fair values amounting to $2.5 million (positive) of these financial instruments have been included in Change in fair value of non-hedging bunker instruments in the table above. During 2015, the Company had seven bunker swaps which expired as of December 31, 2015 and the change in fair value of $9.2 million (positive) has been included in change in fair value of non-hedging bunker instruments in the table above.

Amortization of loan expenses was $1.8 million in 2016 compared to $1.3 million in 2015. Other bank charges amounted to $0.1 million in both 2016 and 2015.

Interest income

For 2016, interest income amounted to $0.6 million compared to $0.2 million in 2015. The increase is due to higher interest rates in 2016 compared to 2015. There was no investment income or loss in either year.

Non-controlling interest

Net income attributable to the non-controlling interest (49%) in the subsidiary which owns the companies owning the vessels Maya and Inca amounted to $0.7 million in 2016 and $0.2 million in 2015. The increase is due to the more favorable time-charters entered into by the vessels during the course of 2016.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2016 was $55.8 million, or $0.47 per share basic and diluted, before taking into account the cumulative dividend of $15.9 million on our preferred shares, versus net income of $158.2 million, or $1.69 per share basic and diluted, before taking into account the cumulative dividend of $13.4 million on our preferred shares for 2015.

Year ended December 31, 2015 versus year ended December 31, 2014

Voyage revenues

Voyage revenues earned in 2015 and 2014 per charter category were as follows:

	2015		2014
	$ million	% of total	$ million	% of total
Time charter-bareboat	0.8	0%	—	—
Time charter-fixed rate	159.8	27%	164.0	33%
Time charter-variable rate (profit share)	80.9	14%	63.4	13%
Pool arrangement	6.6	1%	6.9	1%
Voyage charter-contract of affreightment	25.9	4%	29.7	6%
Voyage charter-spot market	313.7	54%	237.0	47%

Total voyage revenue	587.7	100%	501.0	100%

Revenue from vessels amounted to $587.7 million during the year ended December 31, 2015 compared to $501.0 million during the year ended December 31, 2014, a 17.3% increase. There was an average of 49.2 vessels operating in 2015 compared to an average of 49.0 vessels in 2014, the increase relating to the acquisition of the suezmax Pentathlon in November 2015. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 97.9% employment compared to 97.7% in the previous year, the lost time being mainly due to the nine dry-dockings performed during the year, while in 2014 there were eight dry-dockings.

Market conditions for tankers further improved in 2015, as a result of the falling oil price and limited vessel supply growth especially for the crude tanker fleet. The surplus in crude oil production translated directly into higher volumes shipped around the world as refinery margins soared, demand spiked at lower prices, refinery maintenance was postponed and plants ran at historically high utilization rates across the board. The lower oil prices spurred large scale stock building (commercial, refinery level and strategic). Major crude buyers and traders diversified their crude purchases buying from further afield which positively influenced tonne miles and spread out the global fleet. The higher refinery utilization rates and margins also contributed to an increase in rates for product carriers. The Company had more vessel days employed on spot and period employment with variable rates in 2015 compared to 2014, enabling the fleet to take advantage of the improved freight rates. The average time charter equivalent rate per vessel achieved for the year 2015 was higher by 30.8% at $25,940 per day compared to $19,834 per day for the previous year. The increase is mainly due to improvement in the freight rates as a result of decreasing oil prices and the resulting increase in oil demand, a more balanced supply of vessels due to limited ordering of new crude carriers in the preceding years, and seasonal winter factors in the beginning and end of the year. Our aframax tankers, which were trading mostly on spot charters during the year, had the highest increase in their time charter equivalent rate by 47% over the preceding year. Our suezmax tankers, which were trading mostly on spot and on time charters with profit sharing arrangements earned a time charter equivalent rate higher by 44% over the prior year. The Company’s lone VLCC also took advantage of the spiking market capturing the prevailing high time charter rates resulting in a 127% increase of its TCE for the year over 2014.

Average daily TCE rates earned for the year ended December 31, 2015, and 2014 were:

	Year ended December 31,
	2015	2014
	$	$
LNG carrier	78,488	78,240
VLCC	45,828	20,212
Suezmax	32,453	22,474
DP2 shuttle	48,360	45,472
Aframax	28,479	19,355
Panamax	15,030	14,138
Handymax	15,318	14,129
Handysize	17,650	13,411

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days. As from the first quarter of 2015, TCE rate commissions are included in voyage expenses in order to be consistent and comparable to other reporting entities within the peer group of tanker companies. Prior year data has been adjusted accordingly.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2015	2014
Voyage revenues	$587,715	$501,013
Less: Voyage expenses	(131,878)	(154,143)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	560	—

Time charter equivalent revenues	$456,397	$346,870

Divided by: net earnings (operating) days	17,594	17,489
Average TCE per vessel per day	$25,940	$19,834

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2015	2014		2015	2014
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	65.3	93.9	(30.5)%	8,392	14,290	(41.3)%
Port and other expenses	43.8	41.4	5.8%	5,635	6,304	(10.6)%
Commissions	22.7	18.8	20.7%	2,921	2,864	2.0%

Total voyage expenses	131.8	154.1	(14.5)%	16,948	23,458	(27.8)%

Days on spot and Contract of Affreightment (COA) employment				7,781	6,571	18.4%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. As from the first quarter of 2015, commissions on revenue are included in voyage expenses, in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. They are borne by the Company for all types of charter. Voyage expenses were $131.8 million during 2015 compared to $154.1 million during the prior year, a 14.5% decrease. The total operating days on spot charters and contracts of affreightment totaled 7,781 days in 2015 compared to 6,571 days in 2014. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. In 2015, the decrease in voyage expenses was primarily due to a 30.5% decrease in the bunkering expenses due to fall in the bunker prices by 45.5%, which is off-set by an increase of 38.5% in the volume of bunker purchases, as a result of the increased days the vessels were operating in types of employment bearing voyage expenses. Also, during 2015, the increase in the number of days the vessels operated on spot and COA employment bearing voyage expenses resulted in an increase in port expenses. However, on a per relevant vessel basis their average daily cost decreased by 10.6%.

Commissions in 2015 totaled $22.7 million compared to $18.8 million in 2014, a 20.7% increase. Commissions were 3.9% of revenue from vessels in 2015 compared to 3.8% in 2014. The increase in total commission charges relates mainly to the increase in revenue and partly to the increase in the number of days our vessels participated in spot voyages in 2015 compared to 2014.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2015	2014		2015	2014
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	79.6	85.7	(7.1)%	4,447	4,788	(7.1)%
Insurances	15.2	15.6	(2.6)%	847	874	(3.1)%
Repairs and maintenance, and spares	20.7	18.7	10.7%	1,157	1,044	10.8%
Stores	8.8	9.1	(3.3)%	492	506	(2.8)%
Lubricants	6.8	6.4	6.3%	379	360	5.3%
Other (quality and safety, taxes, registration fees, communications)	11.1	11.8	(5.9)%	618	662	(6.7)%
Foreign currency gains	(0.1)	(0.4)	(75)%	(7)	(25)	(72)%

Total operating expenses	142.1	146.9	(3.3)%	7,933	8,209	(3.4)%

Earnings capacity days excluding vessel on bare-boat charter				17,914	17,895

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. As from January 1, 2015, foreign currency gains or losses, previously shown as a separate line item in the consolidated statement of comprehensive income / (loss), are included in the operating expenses line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Total operating costs were $142.1 million during 2015, compared to $146.9 million during 2014, a decrease of 3.3%, primarily due to the appreciation of the US dollar against the Euro and the disposal of the 2002-built suezmax tanker Triathlon and the 2004-built handysize product carrier Delphi in July, which was partly off –set with the acquisition of a 2009-built suezmax tanker Pentathlon in November, as well as the VLCC Millennium entering a bare boat charter in November.

The exchange rate of the U.S. dollar against the Euro saw a 16.4% strengthening of the dollar between 2015 and 2014. The fluctuations in the U.S. dollar/Euro exchange rate mainly impact crew costs, as most of the Company’s crew expenses, relating mainly to Greek vessel officers, are paid in Euro. As a result, crew costs decreased by 7.1%. The dry-docking activity in every year affects repairs and maintenance expenses as certain works performed during dry-dockings that do not qualify for capitalization are expensed. In 2015, nine dry-dockings were performed compared to eight dry-dockings in 2014. Apart from the repairs performed during dry-dockings, many repairs which included the replacement with expensive spare parts were performed in a number of vessels during 2015 increasing the overall cost. All other categories of operating expenses remained approximately at the same levels in 2015.

Average operating expenses per ship per day for the fleet decreased to $7,933 for 2015 from $8,209 in 2014. This was partly due to the decrease in overall operating costs described above and to the disposal of older vessels which due to their age bear higher daily operating costs which impact the average daily operating costs per vessel of the fleet.

Depreciation and Amortization of deferred charges

As from January 1, 2015 depreciation and amortization of deferred dry-docking costs are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Prior year comparable figures have been amended accordingly. Depreciation and amortization charges totaled $105.9 million in 2015 compared to $102.9 million in 2014, a 3.0% increase.

Depreciation amounted to $99.6 million in 2015 compared to $97.9 million during 2014, an increase of $1.7 million, or 1.7%. The increase is due to addition of the two suezmax tankers Eurovision and Euro in June and July 2014 respectively and the suezmax tanker Pentathlon in November, 2015. The impact on depreciation of these acquisitions is offset by the sale of the suezmax Triathlon and handysize product carrier Delphi in July 2015.

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2015, amortization of deferred dry-docking costs was $6.3 million compared to $5.0 million in 2014, an increase of 26.0%. In 2015, nine vessels undertook dry-docking compared to eight vessels in 2014. In addition, the immediate write-off of $0.9 million deferred charges relating to the product carrier Delphi when accounted for as held for sales at June 30, 2015, contributed to the increase.

General and administrative expenses

As from January 1, 2015, Management fees, administrative expenses, and Management incentive award are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Management fees, including those paid to third-party managers, totaled $16.6 million during 2015, compared to $16.5 million in 2014, a 0.6% increase due to the addition of the suezmaxes Euro and Eurovision in mid-2014 and Pentathlon in November, 2015, offset by the sale of the two vessels in the early part of the third quarter 2015.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. There was no increase in management fees payable to the management company in 2014 and 2015. In 2015, all the vessels in the fleet have been managed by TCM, apart from the LNG carrier Neo Energy, the VLCC Millennium and the suezmax Eurochampion 2004, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Millennium were $27,500 per month, of which $13,940 were payable to a third-party manager until November 5, 2015 when the vessel entered a bare-boat charter. Management fees for Eurochampion 2004 are $27,500 per month, of which $12,000 are payable to a third party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses in 2015 totaled $4.1 million compared to $4.4 million in 2014, a 6.8% reduction mainly due to reduced listing fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the management incentive award, any special awards, (described below under “—Management Incentive Award”) and stock compensation expense, together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,212 in 2015 compared to $1,175 in 2014, a 3.2% increase being mainly due to the management incentive award approved in May 2015 (none in 2014).

Management incentive award

Following the 2014 restoration of profitability, the Board of Directors decided to reward the management company with an award of $1.1 million based on various criteria included in a new management incentive award program, approved by the Board of Directors in May 2015, which is included in General and administrative expenses in the 2015 consolidated statement of comprehensive income / (loss). There was no incentive award based on 2015 profitability accounted for within 2015. An award of $0.4 million was granted to Tsakos Energy Management in relation to services provided towards public offerings during 2015, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

There was no management incentive award in 2014. However, a special award totaling $0.9 million was granted to Tsakos Energy Management in relation to services provided towards public offerings during 2014, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

Stock compensation expense

There was no stock compensation award in 2015. In 2014 stock compensation expense amounted to $0.1 million, representing 20,000 RSU’s granted and vested in July 2014. The valuation of RSUs which are granted and vested immediately is based on the share price at that date.

Gain on sale of vessels

In July, 2015, the suezmax tanker Triathlon and product carrier Delphi were sold for combined net proceeds of $42.8 million resulting in a combined net gain of $2.1 million and freeing cash totaling $19.6 million after the prepayment of related loans. There were no vessel sales during 2014.

Vessel impairment charge

At December 31, 2015, despite the fact that vessel values have improved from their historically low levels in 2013 and 2012, 33 of our vessels had carrying values in excess of market values. Apart from one VLCC, the remainder of our fleet is for the most part young and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2015. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at December 31, 2015 and 2014.

Operating income

For 2015, income from vessel operations was $188.1 million compared to $76.0 million, an increase of 147.3%.

Interest and finance costs, net

	2015	2014
	$ million	$ million
Loan interest expense	29.2	31.4
Interest rate swap cash settlements—hedging	2.8	2.0
Less: Interest capitalized	(3.4)	(2.4)

Interest expense, net	28.6	31.0
Interest rate swap cash settlements—non-hedging	2.2	3.2
Bunkers non-hedging instruments cash settlements	8.8	2.2
Change in fair value of non-hedging bunker instruments	(6.9)	7.0
Amortization of deferred loss on de-designated interest rate swap	—	0.2
Change in fair value of non-hedging interest rate swaps	(2.2)	(2.0)
Amortization of loan expenses	1.3	1.2
Bank loan charges	0.1	0.3
Gain on the prepayment of a loan, net	(3.2)	(0.0)
Other finance costs	1.3	0.0

Net total	30.0	43.1

Interest and finance costs, net, were $30.0 million for 2015 compared to $43.1 million for 2014, a 30.3% decrease. Loan interest, excluding payment of swap interest, decreased to $29.2 million from $31.4 million, a 7.0% decrease mainly due to the decrease in margins as a result of the expiry of the waivers in mid-2014 and the return to compliance with loan covenants.Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable 6-month LIBOR, decreased to $5.0 million from $5.2 million, as one swap expired in 2014.

The average loan financing cost in 2015, including the impact of all interest rate swap cash settlements, was 2.5% compared to 2.6%, for 2014. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $3.4 million in 2015, compared to $2.4 million in 2014, the increase being due to the extra vessels under construction in 2015.

The remaining deferred loss of $0.2 million from the de-designation of an interest rate swap that became ineffective in 2010 was fully amortized in 2014.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2015 of $2.2 million compared to a positive movement of $2.0 million in 2014.

In 2015, other finance costs include a charge of $1.3 million finance project costs which were expensed as they would have to be repeated if the project to which they relate actually occurs.

As of December 31, 2014, the Company held seven bunker swap agreements in order to cover its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair values of these financial instruments as of December 31, 2014, were $9.2 million (negative). As of December 31, 2015 these bunker swap agreements expired.

At December 31, 2014, the Company held three bunker put option agreements in order to reduce the losses of the bunker swap agreements, which expired concurrently with the swaps agreements at the end of 2015. The value of those put options at December 31, 2014 was $2.4 million (positive). The change in their fair value during 2015 was $2.4 million (negative).

During 2015, the Company entered into seventeen bunker call option agreements at different strike levels, covering the fourth quarter of 2015 and 2016 and 2017 years. The premium paid for all the call options was $1.4 million. During 2015, five call options were expired. The fair market value of the remaining twelve options at December 31, 2015, amounted to $0.2 million.

The changes in their fair values during 2015 and 2014 amounting to $6.9 million (positive) and $7.0 million (negative) respectively have been included in Change in fair value of non-hedging bunker instruments in the table above, as such agreements do not meet the hedging criteria.

Amortization of loan expenses was $1.3 million in 2015 compared to $1.2 million in 2014. Other bank charges amounted to $0.1 million in 2015 and $0.3 million in 2014.

Interest income

For 2015, interest income amounted to $0.2 million compared to $0.5 million in 2014. The decrease is due to lower interest rates in 2015 compared to 2014. There was no investment income or loss either years.

Non-controlling interest

Net income attributable to the non-controlling interest (49%) in the subsidiary which owns the companies owning the vessels Maya and Inca amounted to $0.2 million in 2015 and $0.2 million in 2014.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2015 was $158.2 million, or $1.69 per share basic and diluted, before taking into account the cumulative dividend of $13.4 million on our preferred shares, versus net income of $33.5 million, or $0.32 per share basic and diluted, before taking into account the cumulative dividend of $8.4 million on our preferred shares, for 2014.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditures on dry-dockings and vessel acquisitions, which in total equaled $587.7 million in 2016, $225.9 million in 2015 and $260.4 million in 2014, will again require us to expend cash in 2017. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2017, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a negative $48.0 million at December 31, 2016 compared to a positive $35.0 million at December 31, 2015. The deficit is mainly attributed to lower cash balances and loan facilities which are reaching maturity from June 2017 through September 2017 amounting to $85.3 million. Of our $1.8 billion of debt as of December 31, 2016, $291.1 million is scheduled to be repaid in 2017, including balloon payments of $85.3 million, which we expect to refinance.

Current assets decreased to $358.3 million at December 31, 2016 from $452.2 million at December 31, 2015 mainly due to decreased cash by $101.9 million mainly due to increased capital expenditure for the acquisition of new vessels. Non-restricted cash balances were $187.8 million as of December 31, 2016 compared to $289.7 million as of December 31, 2015. Accounts receivable decreased to $38.3 million from $45.5 million at the end of 2015, while advances increased by $10.1 million.

Current liabilities decreased to $393.3 million at December 31, 2016 from $400.6 million at December 31, 2015, mainly due to the decrease of the current portion of long term debt by $28.4 million.

Payables increased by $19.2 million. The current portion of financial instruments fair value (liability) amounted to $3.6 million and $5.7 million at December 31, 2016 and 2015 respectively. The decrease is mainly due to the expiration of the bunker hedging swaps during 2015.

Net cash provided by operating activities was $170.4 million during 2016 compared to $234.4 million in the previous year, a 27.3% decrease. The decrease is mainly due to softer market rates.

Expenditures for dry-dockings are deducted from cash generated by operating activities. Total expenditures during 2016 on dry-dockings amounted to $11.6 million compared to $8.4 million in 2015. In 2016, dry-docking was performed on the handysize product carriers Amphitrite and Arion, on the aframaxes Proteas, Promitheas and Propontis, on the suezmaxes Alaska, Archangel, Euronike, Dimitri P and Spyros K and the LNG carrier Neo Energy, eleven vessels in total. In 2015, dry-docking was performed on the handymax product carriers Aris, Apollon, Ajax, Afrodite, Artemis and Ariadne, on the aframaxes Sapporo Princess and Uraga Princess and on the suezmax Eurochampion 2004, nine vessels in total. Expenditure was higher in 2016 due to the higher number of vessels that undertook dry-docking.

Net cash used in investing activities was $576.1 million for 2016, compared to $174.8 million for 2015. In 2016, we paid $109.6 million as yard advances for vessels under construction and $464.8 million for the acquisition of the suezmax tanker Decathlon, the aframax tankers Elias Tsakos, Thomas Zafiras, Leontios

H and Parthenon, the panamaxes Sunray and Sunrise, the VLCC Ulysses and the LNG carrier Maria Energy and $1.7 million for additions and improvements on our existing fleet. In 2015, we paid $156.6 million as yard advances for vessels under construction and $57.9 million for the acquisition of the suezmax tanker Pentathlon and $3.0 million for additions and improvements on our existing fleet.

At December 31, 2016, we had under construction one DP2 shuttle tanker, five aframaxes and one VLCC with total remaining payments of $274.3 million. As at December 31, 2016, the Company has arranged secured term bank loans for all the newbuildings under construction of up to $194.3 million in total and will pay the remaining $80.0 million with its own cash. In addition, a portion of $4.5 million in yard installments paid for a previous shuttle tanker project and subsequently cancelled has been used against the contract price of the two LR1 panamax tankers ($1.2 million) and against the contract price of the new shuttle tanker ($1.65 million). The remaining $1.65 million will be used against the contract price of any other vessel the Company may order from the yard in the future. The aframax tanker Marathon TS was delivered in the first quarter of 2017 and the remaining four aframaxes are expected to be delivered at various dates between the second and the fourth quarter of 2017. The VLCC tanker Hercules I and the shuttle tanker Lisboa were delivered in the first quarter of 2017.

In July 2015, the suezmax Triathlon and product carrier Delphi were sold for net proceeds totaling $42.8 million, generating a net gain of $2.1 million and releasing cash of $19.6 million after the prepayment of related loans. In 2016 there were no vessel sales.

Net cash provided by financing activities in 2016 amounted to $303.8 million compared to $27.9 million in 2015. Proceeds from new bank loans in 2016 amounted to $777.5 million compared to $227.4 million in 2015. Repayments of debt amounted to $411.6 million in 2016, which included $165.6 million balloon repayments on the maturity of certain loans and $129.2 million prepayments on certain pre delivery financing.

In 2016, dividends of $0.08 per common share were paid in April, May and September 2016 and $0.05 per common share was paid in December 2016. Total dividend payments to common shareholders in 2016 amounted to $24.5 million, compared to $20.6 million in 2015. On March 17, 2017, a dividend of $0.05 per common share, payable on April 28, 2017 to shareholders of record as of April 25, 2017 was declared. The dividend policy of the Company is to pay a dividend on a quarterly basis. However, the payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on February 1, May 2, August 1 and October 31, 2016, totaling in aggregate $4.0 million, and on January 30, 2017, totaling $1.0 million.

Dividends of $0.5547 per share for the 8.875% Series C Preferred shares was paid each on February 1, May 2, August 1 and October 31, 2016, totaling in aggregate $4.4 million and on January 30, 2017, totaling $1.1 million.

Dividends of $0.5469 per share for the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, were paid on February 29, May 31, August 29, and November 28, 2016, totaling in aggregate $7.4 million, and on February 28, 2017, totaling $1.9 million.

Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors. Preferred share dividends on Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors. As of December 31, 2016, the Company was in full compliance with all the original financial covenants contained within the terms of its Series B and C Preferred Shares.

In 2016, the Company repurchased 3,705,286 common shares in the open market, as treasury stock for a total amount of $20.7 million under its $40 million buy-back program. The buy-back program has been suspended.

In February, 2017, the Company started a $40.0 million at-the-market program to sell common and preferred shares from time to time. As at March 27, 2017, a total of $3.1 million has been raised, with the sale of 550,000 common shares for net proceeds of $2.5 million and 24,803 Series D Preferred Shares for net proceeds of $0.6 million.

From time to time and depending upon market conditions, we may consider various capital raising alternatives to finance the strategic growth and diversification of our fleet. Any such capital raising transactions may be at the Tsakos Energy Navigation Limited or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.5 years at March 27, 2017. We raise the funds for such investments in new-buildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. New-building contracts generally provide for multiple staged payments of 10%, with the balance of the vessel purchase price paid upon delivery. In the case of the aframaxes, the shuttle tanker and the VLCC tanker under construction at December 31, 2016, pre and post delivery financing has been arranged for the installment payments to the shipbuilding yard and for the last installment to the yard on delivery of the vessels. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over two to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Generally we raise 70% of the vessel purchase price with bank debt for a period of between two and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As at December 31, 2016, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-six loan agreements totaling $1.8 billion, apart from the value-to-loan requirement in seven of its loan agreements, due to a fall in vessel values arising from world fleet overcapacity, soft tanker markets and the difficulty that potential vessel buyers have in raising funds. Two of these loans met the requirements by January 10, 2017, following scheduled repayments, and the remaining loans are expected to meet requirements by February 5, 2018 after scheduled repayments. An amount of $2.4 million has been reclassified within current liabilities as at December 31, 2016, in relation to these loans. If we were unable to obtain waivers in case of non-compliance, or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness. We have paid all of our scheduled loan installments and related loan interest consistently without delay or omission and none of our lenders under our credit facilities has requested such prepayment or additional cash collateral where non-compliance has occurred.